Exhibit 99.3

NEWS RELEASE

RIPPLE LAKE ANNOUNCES INVESTOR RELATIONS APPOINTMENT

Vancouver, B.C. – April 26, 2006 – Robert R. Lipsett, President, Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to announce the Company has retained Cinder Systems Inc. of Vancouver, British Columbia, to provide investor relations services for the Company.  Cinder will be paid $5,000 per month and has been granted an option to purchase 700,000 shares in the Company's capital stock, exercisable at a price of $0.225 per share.  The options are subject to a twelve month vesting provision, with not more than one-quarter of the options vesting in any three month period.  The Agreement with Cinder Systems Inc. is for a period of one year.

Further to the Company's news release of February 17, 2006, the Company is not proceeding with its investor relations services agreement with Connect Capital Ltd.

On behalf of the Board of Directors

Robert Lipsett
President, CEO and Director

The TSX Venture Exchange does not accept responsibility for the adequacy  or accuracy of this release.